Mail Stop 3561
                                                            September 26, 2018

Jeffrey Binder
Chief Executive Officer
CLS Holdings USA, Inc.
11767 South Dixie Highway, Suite 115
Miami, FL 33156

       Re:     CLS Holdings USA, Inc.
               Registration Statement on Form S-1
               Filed August 29, 2018
               File No. 333-227088

Dear Mr. Binder:

       We have limited our review of your registration statement to those issues we have addressed in our comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

        Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

       After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

General

1. We note the Warrant Shares and Broker Warrant Shares you have registered on this
       Form S-1 are issuable upon the exercise of Warrants that are not yet outstanding because they underlie Special Warrants/Units and Broker Warrants, respectively.
       Please note that we permit the registration of securities for resale where only one layer of the securities is not yet outstanding. Accordingly, please remove the Warrant
       Shares and Broker Warrant Shares from your registration statement. Jeffrey Binder
CLS Holdings USA, Inc.
September 26, 2018
Page 2

Selling Stockholders

Transactions with Selling Shareholders, page 44

2. You state here that the Broker Warrants "entitle the holder thereof to acquire one Unit at a price of C$.45 per Unit for a period of 36 months...," however, your description of Broker Warrants elsewhere does not reference this feature and suggests that Broker
       Warrants are exercisable into one Broker Share and one Warrant. Please revise or advise.

Management's Discussion and Analysis, page 72

3. Please tell us what consideration you have given to supplementing your discussion of historical results of operations and financial condition with a discussion based upon pro forma financial information reflecting your acquisition of Alternative Solutions,
       LLC. If you decide to include a supplemental discussion based on Article 11 of
       Regulation S-X, please ensure that the pro forma financial information is not presented with greater prominence than the discussion of your historical financial information, and that you also include disclosure explaining how the pro forma presentation was derived, why management believes the presentation to be useful, and any potential risks associated with using such a presentation.

Security Ownership of Certain Beneficial Owners and Management, page 94

4. It appears that some of the shareholders included in the table beginning on page 31 should also be reflected in your "5% or Greater Shareholders" table, given that they may be the beneficial owner of more than 5% of your Common Shares. Also, in our experience, Cede & Co, an institutional custodian, is a record holder not a beneficial holder of securities. Please revise.

Pro Forma Financial Information of the Company and Alternative Solutions for the 3-Month
Period Ending February 28, 2018 and the 12-Month Period Ended May 31, 2017, page F-62

5. We note your presentation of pro forma information here and on pages 7 to 8 of your registration statement. Please revise to provide a pro forma balance sheet and statement of operations as of May 31, 2018 to comply with Rule 8-05(b)(2) of
       Regulation S-X. Please also revise your pro forma presentation to provide all information required by Rule 11-02(b) of Regulation S-X, including the explanatory notes, introductory paragraph, and explanation of the presentation that Rules 11-
       02(b)(1) and (2) of Regulation S-X contemplate. Please ensure the explanatory notes clearly identify the periods of Alternative Solutions' financial information that your pro forma results incorporate.
 Jeffrey Binder
CLS Holdings USA, Inc.
September 26, 2018
Page 3


       We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

        Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

      Please contact Parhaum J. Hamidi, Special Counsel, at (202) 551-3421 or me at (202)
551-3720 with any questions.

                                                           Sincerely,

                                                           /s/ Mara L. Ransom

                                                           Mara L. Ransom
                                                           Assistant Director
                                                           Office of Consumer
Products